Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with unaudited consolidated financial statements and the related notes for the six-month periods ended June 30, 2025 and 2024 included elsewhere in this Report on Form 6-K and our the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024 included in our annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2025, and subsequent reports filed with the SEC by the Company. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. We maintain our accounting books and records in New Israeli Shekels and our functional currency is the New Israeli Shekel. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Company”, “SaverOne”, “we” or “our” refers to SaverOne 2014 Ltd. thereafter unless otherwise required by the context. “NIS” means New Israeli Shekel, and “$,” “US$,“U.S. dollars” and “USD” mean United States dollars.

The following discussion and analysis of our financial condition and results of operations contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.372 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2025.

Forward Looking Statements

Certain information included or incorporated by reference in this Report on Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These statements are only predictions based upon our current expectations and projections about future events.

Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Such forward-looking statements include statements regarding, among other things:

●	our planned level of revenues and capital expenditures

●	the ability of our technology to substantially improve the safety of drivers;

●	our ability to market and sell our products;

●	Our independent auditors have expressed their concern as to our ability to continue as a going concern;

●	We may not be able to continue complying with the continued Nasdaq listing requirements, which could result in a delisting of the ADSs from Nasdaq

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry; and

●	Our principal executive offices and business operations are located in Israel, and, therefore, our financial results may be adversely affected by political, economic and military instability in Israel, including Israel’s multi-front war state actors such, as Iran, and terrorist groups in neighboring countries, such as Hezbollah in Lebanon, Hamas in the Gaza Strip, and Israel’s response thereto.

The preceding list is not intended to be an exhaustive list of any forward-looking statements. A description of these and other risks and uncertainties that could affect our business may be found in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of our 2024 Annual Report, in the registration statements on Form F-1 (i) (File No. 333-283669) we filed on December 6, 2024, which was declared effective by the Securities and Exchange Commission (the “SEC”) on December 16, 2024 (the “2024 F-1 Registration Statement”), (ii) File No. 333-286266) we filed on March 31, 2025, which was declared effective by the Securities and Exchange Commission (the “SEC”) on April 2, 2025 (the “April 2025 I F-1 Registration Statement”) (iii) File No. 333-286260) we filed on March 31, 2025, which was declared effective by the Securities and Exchange Commission (the “SEC”) on April 2, 2025 (the “April 2025 II F-1 Registration Statement”) which was declared effective by the SEC on April 2, 2025, File No. 333-286266) and (iv) File No. 333-288455) we filed on December 6, 2024, which was declared effective by the Securities and Exchange Commission (the “SEC”) on March 31, 2025 (the “2024 F-1 Registration Statement”) which was declared effective by the SEC on July 7, 2025, which was declared effective by the Securities and Exchange Commission (the “SEC”) on March 31, 2025 (the “July 2025 F-1 Registration Statement”) which was declared effective by the SEC on April 2, 2025 and in other reports filed with the SEC subsequent to the 2024 Annual Report.

The forward-looking statements contained in this Report on Form 6-K are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this Report on Form 6-K are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, we disclaim any obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone radio frequency, or RF, Signals. Using this core technology, we are developing two product lines. The first is an In Cabin Driver Distraction Prevention Solution, or DDPS, which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an Advanced Driver-Assistance System, or ADAS, product that detects vulnerable road users, or VRUs, and provides warning to the vehicle regarding potential collision.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the National Highway Traffic Safety Administration’s, or NHTSA, guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of June 22, 2025, about 5,500 systems have been ordered (which includes about 950 systems ordered as part of our ongoing Generation 1.0 and Generation 2.0 pilot program and about 1,000 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and about 4,400 of these systems have been installed.

The second-generation DDPS product, which was released in the fourth quarter of 2022, replaced Generation 1.0, which we phased out in the first quarter of 2023. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We are targeting the global aftermarket automobile market starting with the U.S. and Europe.

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it in the second half of 2025. Since the development of our OEM solution is still in an early stage, it is too early to estimate the cost of development.

In the past several years, we believe that public awareness and demand for driver safety technologies has grown substantially. While there are currently many driver assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The National Safety Council, or NSC reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the Federal Motor Carrier Safety Administration, or FMCSA, reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

Risks Related to Our Financial Conditions

The Company is currently in the early commercialization stage and has not yet generated sufficient revenues from the sale of Saverone systems. We have experienced net losses in every period since the inception of SaverOne. We have incurred losses in each year since our inception, including net losses of NIS 34.9 million (approximately $9.4 million), NIS 33.8 million (approximately $9.3 million) and NIS 25 million (approximately $7.1 million) for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of NIS 170.5 million (approximately $46.1 million). As of June 30, 2025, we had an accumulated deficit of NIS 186.7 million and we had a comprehensive loss of NIS 16.1 million for the period of six months ended June 30, 2025.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. While we plan to finance its operations through sale of equity (including using SEPA as described below) and through increasing our revenues from product sales; however, there can be no assurance that we will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet our current obligations and to achieve its business targets.

Those conditions raise substantial doubt about the Company’s ability to continue its business operations in accordance with the Company’s plans. The unaudited financial statements for the six months ended June 30, 2025 do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to obtain sufficient funds, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

Recent Funding Transactions

SEPA with YorkVille

(i) On July 16, 2024, we entered into the a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”), pursuant to which Yorkville has committed to purchase up to $15.0 million of our ADSs at our direction from time to time during the commitment period, subject to the restrictions and satisfaction of the conditions in the SEPA.

Pursuant to the SEPA, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue an Advance to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs for an aggregate subscription amount of up to the Commitment Amount, at any time from the date of the SEPA until July 16, 2027, unless terminated earlier pursuant to the SEPA (the “Commitment Period”), by delivering an Advance Notice to Yorkville.

Yorkville has previously advanced to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), evidenced by convertible promissory notes (the “Promissory Notes”), which are convertible into Company’s ADSs in three separate installments. Each Pre-Paid Advance was subject to a 3% discount on the principal amount of the Pre-Paid Advance. Principal, interest and any other payments due under the Promissory Notes were due in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. As the date of this report, the Company fully repaid these Promissory Notes.

The SEPA does not require Yorkville to subscribe for or acquire any ADSs or Ordinary Shares under the SEPA if those ADS, when aggregated with all other ADSs or Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 9.99% of the then outstanding ADSs or Ordinary Shares.

(ii) On November 11, 2024, the Company issued to Yorkville, an unsecured non-convertible promissory note (the “November 24 Promissory Note”) in the original principal amount of $1,000,000. Pursuant to the terms of the November 24 Promissory Note, it (i) bears an interest at a rate of 8.0%, (ii) was issued with a 3% original issue discount, (iii) had a maturity date of November 11, 2025, and (iv) was required to be repaid in 10 equal monthly installments beginning on the 90th day from the date of the issuance. On March 19, 2025, Yorkville agreed to modify the November 24 Promissory Note to postpone the remaining nine monthly payment thereunder by 30 days from the original payment schedule such that the maturity date was extended to December 11, 2025. The outstanding amounts under the November 24 Promissory Note are repayable in ADSs issued under the SEPA. As of the date of this prospectus the unpaid outstanding amount on the November 24 Promissory Note is $500,000.

(iii) On January 30, 2025, the Company entered into securities purchase agreements with several institutional investors (the “Purchase Agreements”), pursuant to which, at the closing (the “Closing”), the Company sold to these investors an aggregate of 195,428,970 Ordinary Shares, represented by 54,300 ADSs, at an offering price of $27.993 per ADS. The ADSs were sold in a registered direct offering, pursuant to a prospectus supplement dated January 30, 2025, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), which became effective by the SEC on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement. In addition, the Company offered and sold to these investors in a concurrent private placement offering (the “Private Placement Offering”) unregistered warrants (the “Investor Warrants”) to purchase up to an aggregate of 108,599 ADSs at an exercise price of $31.99 per ADS, exercisable through February 17, 2027. The Company engaged H.C. Wainwright & Co., LLC as its exclusive placement agent for the registered and concurrent private placement offering (the “Placement Agent”). The aggregate proceeds to the Company from this offering were approximately $1,500,000, before deducting the placement agent fees and other offering expenses payable by the Company.

In addition, at the Closing, the Company issued warrants to purchase up to an aggregate of 3,801 ADSs, at an exercise price of $34.99 per share to designees of the Placement Agent (the “Placement Agent Warrants”). The Placement Agent Warrants have the same terms as the Private Placement Warrants, except that the term of the Placement Agent Warrants will not be longer than five (5) years from the date of the issuance.

Components of Operating Results

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Comparison of Interim Financial Results for the six months ended June 30, 2025 and 2024

Below is a summary of our unaudited results of operations for the periods indicated:

	Six Months Ended June 30,	Six Months Ended June 30,
	2025	2024
	NIS thousands	NIS thousands
Revenues	756	483
Cost of revenues	(532)	(398)
Gross Profit	224	85

Operating expenses:
Research and development expenses, net	(9,840)	(8,897)
Selling and marketing expenses	(2,425)	(2,406)
General and administrative expenses	(4,742)	(4,460)
Loss from operations	(16,783)	(15,678)
Finance expense	(3,031)	(1,242)
Finance income	3,695	636
Finance income (expense), net	664	(606)
Net loss	(16,119)	(16,284)

Revenues and Cost of Revenues

Our total revenue consists of selling our SaverOne system and our cost of revenues consists of the direct cost of producing and installing the system.

Our revenue during the six months ended June 30, 2025 increased to NIS 756 thousand (~$224 thousand) from NIS 483 thousand (~$143 thousand) for the same period in 2024. This increase was primarily due to the company’s efforts in penetrating global markets.

Our cost of revenues increased from NIS 398 thousand (~$118 thousand) in the six months ended June 30, 2024 to NIS 532 thousand (~$158 thousand) in the same period of 2025. This increase was attributable to the increase in sales volumes.

Operating Expenses

Operating expenses in the six months ended June 30, 2025 increased to NIS 17.0 million (~$5.0 million) from NIS 15.8 million (~$4.7 million) for the same period in 2024, primarily due to higher research and development expenses.

Research and Development Expenses (R&D)

Research and development related activities are currently our primary expenditure. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when we will enter into collaboration arrangements, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	costs associated with regulatory compliance.

Our research and development expenses for the six months ended June 30, 2025 were NIS 9.8 million (~$2.9 million) compared to NIS 8.9 million (~$2.6 million) in the first half of 2024. This increase is primarily attributable to our efforts of establishing a footprint in the global markets.

Selling and Marketing Expenses

Selling and marketing expenses for the six months ended June 30, 2025 were NIS 2.4 million (~$711 thousand), almost identical to the expenses in the corresponding period last year.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

General and administrative expenses for the six months ended June 30, 2025 were NIS 4.7 million (~$1.4 million), compared to NIS 4.5 million (~$1.3 million) in the first half of 2024, with the increase being mainly attributable to expenses related to capital raising efforts.

Net Loss and Operating Loss

Our operating loss in the six months ended June 30, 2025 was NIS 16.8 million (~$5.0 million), compared to an operating loss of NIS 15.7 million (~$4.6 million) in the corresponding period last year, mainly as a result of our efforts to establish a footprint in the global markets and higher costs related to capital raising. Our net loss decreased from NIS 16.3 million (~$4.8 million) in the first half of 2024 to NIS 16.1 million (~$4.7 million) in the first half of 2025, and the decrease is primarily attributable to finance income stems from a change in the fair value of warrants issued during the period, partly offset by expenses related to our efforts to establish a footprint in the global markets and higher costs related to capital raising.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of December 31, 2024 and 2023, we identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2024 and 2023. The material weakness related to lack of sufficient internal accounting personnel and segregation of duties.

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2024, our internal control over financial reporting was ineffective due to the lack of sufficient internal accounting personnel and segregation of duties. Although we have taken certain measures to address the identified material weakness such as appointing in 2024 a SOX consultant to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls, implementing internal policies and procedures related to internal control over financial reporting and hiring additional internal accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to retain additional qualified personal in order to fully address our material weakness. For additional information, see “Item 3.D. Risk Factors—General Risk Factors in our Annual Report for the year ended December 31, 2024. We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remediated.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report for the year ended December 31, 2024.

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies

We describe our significant accounting policies and estimates in Note 2 to our financial statements for the six months ended June 30, 2025. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates. Pursuant to International Accounting Standard No. 1, it is required inter alia to give disclosure to the accounting principles whose implementation involves estimates and considerations having significant sensitivity to future events, the occurrence of which may impact the reported amounts.

Recently Issued Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Summary of Significant Accounting Policies, to our annual financial statements for the year ended December 31, 2024 included in elsewhere in our Annual Report, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

Liquidity and Capital Resources

As of June 30, 2025, we had cash on hand and cash equivalents and short-term bank deposits in the amount of NIS 16.0 million (~$4.8 million), compared to NIS 11.3 million (~$3.3 million) in the same period of 2024, and compared to NIS 13.3 million (~$4.0 million) as of December 31, 2024.

The table below shows a summary of our cash flows for the periods indicated:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
	NIS thousands
Net cash used in operating activities	(15,368)	(16,315)
Net cash provided by (used in) investing activities	(7)	(15)
Net cash provided by financing activities	19,830	10,412
Net increase (decrease) in cash and cash equivalents	4,455	(5,918)

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Net cash used in operating activities

Net cash used in operating activities decreased by NIS 947 thousand (~ $281 thousand), or 2%, to NIS 15,368 thousand (~ $4,557 thousand) for the six months ended June 30, 2025, compared to approximately NIS 16,315 thousand (~ $4,838 thousand) for the six months ended June 30, 2024. This decrease was primarily attributable to changes in working capital.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2025, was NIS 7 thousand (~ $2 thousand), compared to net cash used in investing activities for the six months ended June 30, 2024, totaled NIS 15 thousand
(~ $4 thousand).

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2025, was NIS 19,830 thousand (~ $5,881 thousand), compared to net cash provided by financing activities for the six months ended June 30, 2024, of NIS 10,412 thousand (~$3,088). This increase was primarily due to higher amount of funds raised in the current period compared to the corresponding period last year.

We believe that our existing funds will not be sufficient to continue our business and operations as currently conducted for 12 months from the date of issuance of these interim financial statements. Such conditions raise substantial doubts about our ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet its current obligations and to achieve its business targets. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.